                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                ---------------

                                 SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       ADVANCE DISPLAY TECHNOLOGIES, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007422306

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Knoeckel, Esq.
                            Holme Roberts & Owen LLP
                         1700 Lincoln Street, Suite 4100
                             Denver, Colorado 80203

                                 (303) 861-7000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   See Item 5

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

CUSIP NO. 007422306               SCHEDULE 13D                      Page 2 of 54


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Display Optics, Ltd., a Colorado limited partnership

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Colorado

                                 7      SOLE VOTING POWER

                                            12,615,211

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                               -0-
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                               12,615,211
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                            -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         12,615,211

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.7

14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 3 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Display Group LLC, a Colorado limited liability company

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         BK, AF, OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Colorado

                                 7      SOLE VOTING POWER

                                             1,623,750

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                                12,615,211
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                                -0-
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                             12,615,211

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         14,238,961

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.6%

14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 4 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith A. Hancock

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         PF, OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                 7      SOLE VOTING POWER

                                            1,623,750

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                               12,615,211
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                               -0-
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                            12,615,211

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         14,238,961

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.6%

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 5 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. Schneider Holdings Co., a Colorado limited partnership

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         WC, BK

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Colorado

                                 7      SOLE VOTING POWER

                                             5,079,900

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                                -0-
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                                5,079,900
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                             -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         5,079,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.0%

14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 6 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gene W. Schneider

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                 7      SOLE VOTING POWER

                                             5,079,900

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
         OWNED                               -0-
          BY
         EACH                    9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                                5,079,900
         WITH

                                 10     SHARED DISPOSITIVE POWER

                                              -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         5,079,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.0%

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 7 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William W. Becker

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         PF

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada

                                 7      SOLE VOTING POWER

                                            1,873,288

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                               -0-
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                               1,873,288
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                            -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         1,873,288

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.8%

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 8 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark L. Schneider

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         PF, BK

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                 7      SOLE VOTING POWER

                                            2,157,804

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                               -0-
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                               2,157,804
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                            -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         2,157,804

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.0%

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                      Page 9 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jan E. Helen

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         PF, BK

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Norway

                                 7      SOLE VOTING POWER

                                             936,643

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                                -0-
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                                936,643
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                             -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         936,643

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.6%

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 007422306               SCHEDULE 13D                     Page 10 of 54

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William J. Elsner

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) /X/

 3       SEC USE ONLY

 4       SOURCE OF FUNDS
         PF

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                 7      SOLE VOTING POWER

                                            936,658

       NUMBER OF
        SHARES                   8      SHARED VOTING POWER
     BENEFICIALLY
        OWNED                               -0-
         BY
        EACH                     9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                               936,658
        WITH

                                 10     SHARED DISPOSITIVE POWER

                                            -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
         936,658

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  /X/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.6%

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 007422306                  SCHEDULE 13D                  Page 11 of 54

----------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. Timothy Brittan

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                        (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  PF, BK

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                          851,216
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
            OWNED                                           -0-
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                         851,216
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                            -0-

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  851,216

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.8%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                  SCHEDULE 13D                  Page 12 of 54

----------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bruce H. Etkin

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  PF

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                         3,247,457
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED                                             -0-
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                         3,247,457
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                              -0-

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  3,247,457

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  45.8%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                 SCHEDULE 13D                   Page 13 of 54

------------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Peregrine Investments, a Virginia general partnership

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  WC

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Virginia

                                            7        SOLE VOTING POWER

                                                          760,450
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
            OWNED                                           -0-
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                         760,450
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                            -0-

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  760,450

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.5%

14                TYPE OF REPORTING PERSON
                  PN

------------------------------------------------------------------------------

CUSIP NO. 007422306                  SCHEDULE 13D                  Page 14 of 54

---------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Daryl H. Owen

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  OO

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                             -0-
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED                                           760,450
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                            -0-
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                           760,450

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  760,450

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.5%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                  SCHEDULE 13D                  Page 15 of 54

------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lindsay D. Hooper

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  OO

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                            -0-
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
            OWNED                                         760,450
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                           -0-
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                          760,450

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  760,450

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.5%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                 SCHEDULE 13D                   Page 16 of 54

----------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James C. Gould

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  OO

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                             -0-
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
            OWNED                                          760,450
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                            -0-
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                           760,450

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  760,450

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.5%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                    SCHEDULE 13D                Page 17 of 54

------------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John D. Seiver

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  PF

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                            76,045
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED                                             -0-
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                           76,045
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                             -0-

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  76,045

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                  SCHEDULE 13D                  Page 18 of 54

---------------------------------------------------------------------------
 1                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John P. Cole, Jr.

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                         (b) /X/

 3                SEC USE ONLY

 4                SOURCE OF FUNDS
                  PF

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                            7        SOLE VOTING POWER

                                                           570,338
          NUMBER OF
           SHARES                           8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED                                             -0-
             BY
            EACH                            9        SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                          570,338
            WITH
                                            10       SHARED DISPOSITIVE POWER

                                                             -0-

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
                  570,338

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES    /X/

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.9%

14                TYPE OF REPORTING PERSON
                  IN

------------------------------------------------------------------------------

CUSIP NO. 007422306                   SCHEDULE 13D                 Page 19 of 54


ITEM 1.  SECURITY AND ISSUER.
----------------------------

         The class of equity securities to which this Schedule 13D relates is Common Stock, $.001 par value (the "Common Stock").

         The issuer of the Common Stock is Advance Display Technologies, Inc., a Colorado corporation ("Issuer"), whose principal executive offices are located at 1251 South Huron, Unit C, Denver, Colorado 80223.

ITEM 2.  IDENTITY AND BACKGROUND.
--------------------------------

         (a) This Schedule 13D is filed on behalf of each of the following persons (the "reporting persons"), with respect to the Common Stock described in this Schedule 13D. The reporting persons are making a single joint filing pursuant to Rule 13d-1(f) as a precautionary matter in the event that they are deemed to comprise one or more "groups" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"); however, the reporting persons disclaim the existence of any such group.

                  (1) Display Optics Ltd., a Colorado limited partnership ("Display Optics"), whose general partners are Issuer and Display Group LLC, a Colorado limited liability company ("Display Group")./1/ The executive officers and directors of Issuer are Darrell D. Avey and Michael A. Nixon./2/ The manager of Display Group is Keith A. Hancock./3/

                  (2)      Display Group, whose manager is Keith A. Hancock./4/

---------------------

        /1/ Display Group became the managing general partner of Display Optics as a result of the February 9, 1995 Letter Agreement (as defined in Item 6). The parties are currently negotiating amendments to the partnership agreement of Display Optics to reflect Display Group's status as a managing general partner and other matters addressed in the February 9, 1995 Letter Agreement.

        /2/ J. Timothy Brittan was a director of Issuer from August 1, 1994, through November 17, 1995.

        /3/ Gene W. Schneider and Mark L. Schneider were managers of Display Group, together with Keith A. Hancock, from February 3, 1995, until their resignation on June 4, 1996.

        /4/ See footnote 3.

CUSIP NO. 007422306                  SCHEDULE 13D                  Page 20 of 54

                  (3)      Keith A. Hancock

                  (4) G. Schneider Holdings Co., a Colorado limited partnership ("GS Holdings"), whose general partner is Gene W. Schneider.

                  (5)      Gene W. Schneider

                  (6)      William W. Becker

                  (7)      Mark L. Schneider

                  (8)      Jan E. Helen

                  (9)      William J. Elsner

                  (10)     J. Timothy Brittan

                  (11)     Bruce H. Etkin

                  (12) Peregrine Investments, a Virginia general partnership ("Peregrine Investments"), whose general partners are Daryl H. Owen, Lindsay D. Hooper, and James C. Gould.

                  (13)     Daryl H. Owen

                  (14)     Lindsay D. Hooper

                  (15)     James C. Gould

                  (16)     John D. Seiver

                  (17)     John P. Cole, Jr.

         (b) The residence or business address of each of the individual persons identified in Item 2(a) and the address of the principal office and the principal business of each of the persons identified in Item 2(a) that is not an individual are as follows:

                  (1) The principal office of Display Optics is located at 5251 DTC Parkway, Suite 1210, Englewood, Colorado 80111, and its principal business is research, development, and marketing of display screen and related technologies. The principal office of Issuer is located at 1251 South Huron, Unit C, Denver, Colorado 80223, and its

CUSIP NO. 007422306                 SCHEDULE 13D              Page 21 of 54



principal business is to act as a general partner of Display Optics and engage in research, development, and marketing of display screen and related technologies. The business address of Darrell D. Avey is 5251 DTC Parkway, Suite 1210, Englewood, Colorado 80111, and of Michael A. Nixon is 1100 Muller Road, Blythwood, South Carolina 29016. The principal office of Display Group is located at 5251 DTC Parkway, Suite 1210, Englewood, Colorado 80111, and its principal business is to act as the managing general partner of Display Optics and to make investments in Display Optics. The business address of Keith A. Hancock is 5251 DTC Parkway, Suite 1210, Englewood, Colorado 80111.

             (2) The address of Display Group's principal office, the principal business of Display Group, and the business address of Keith A. Hancock are as set forth in paragraph (1) of this Item 2(b).

             (3) The business address of Keith A. Hancock is as set forth in paragraph (1) of this Item 2(b).

             (4) The principal office of GS Holdings is located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, and its principal business is the management of personal and family investments. The business address of Gene
W. Schneider is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.

             (5) The business address of Gene W. Schneider is as set forth in paragraph (4) of this Item 2(b).

             (6) The residence address of William W. Becker is Box 143, Grand Cayman Island, British West Indies.

             (7) The business address of Mark L. Schneider is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.

             (8) The business address of Jan E. Helen is 5251 DTC Parkway, Suite 1010, Englewood, Colorado 80111.

             (9) The residence address of William J. Elsner is 83 Glenmoor Place, Englewood, Colorado 80110.

             (10) The business address of J. Timothy Brittan is 2680 South University Boulevard, #103, Denver, Colorado 80210.

             (11) The business address of Bruce H. Etkin is 1512 Larimer Street, #325, Denver, Colorado 80202.

CUSIP NO. 007422306                  SCHEDULE 13D               Page 22 of 54



             (12) The principal office of Peregrine Investments is located at 6636 Fletcher Lane, McLean, Virginia 22101, and its principal business is the management of its general partners' personal investments. The business address of each of Daryl H. Owen, Lindsay D. Hooper, and James C. Gould is 801 Pennsylvania Avenue, NW, Suite 730, Washington, DC 20004.

             (13) The business address of Daryl H. Owen is as set forth in paragraph (12) of this Item 2(b).

             (14) The business address of Lindsay D. Hooper is as set forth in paragraph (12) of this Item 2(b).

             (15) The business address of James C. Gould is as set forth in paragraph (12) of this Item 2(b).

             (16) The business address of John D. Seiver is 1919 Pennsylvania Ave., NW, #200, Washington, DC 20006.

             (17) The business address of John P. Cole, Jr. is 1919 Pennsylvania Ave., NW, #200, Washington, DC 20006.

      (c) The present principal occupation or employment of each person identified in Item 2(a) who is an individual and the name, principal business, and address of any corporation or other organization in which such employment is conducted are as follows:

             (1) Darrell D. Avey is the chairman of the board of directors, vice president, and secretary of Issuer and the manager of operations of Display Optics; Michael A. Nixon is a director and the president and treasurer of Issuer; and Keith A. Hancock is the manager of Display Group and the president and chief executive officer of Reserve Battery Cell, L.P. The address of the principal office and the principal business of each of Issuer, Display Optics, and Display Group are as set forth in paragraph (1) of Item 2(b). The principal office of Reserve Battery Cell, L.P. is located at 5251 DTC Parkway, Suite 1210, Englewood, Colorado 80111, and its principal business is the development and marketing of reserve batteries and other consumer products.

             (2) The present principal occupation of Keith A. Hancock and the name, address, and principal business of his employer are as set forth in paragraph (1) of this Item 2(c).

CUSIP NO. 007422306              SCHEDULE 13D                   Page 23 of 54



             (3) The present principal occupation of Keith A. Hancock and the name, address, and principal business of his employer are as set forth in paragraph (1) of this Item 2(c).

             (4) Gene W. Schneider is the chairman of the board of directors and chief executive officer of United International Holdings, Inc. The principal office of United International Holdings, Inc. is located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, and its principal business is the development and operation of multi-channel television systems and related telecommunications businesses.

             (5) The present principal occupation of Gene W. Schneider and the name, address, and principal business of his employer are as set forth in paragraph (4) of this Item 2(c).

             (6)    William W. Becker manages his own personal investments.

             (7) Mark L. Schneider is a director and member of the office of the chairman of United International Holdings, Inc. The address of the principal office and the principal business of United International Holdings, Inc. are as set forth in paragraph (4) of this Item 2(c).

             (8) Jan E. Helen is president of Janco Partners, Inc. The principal office of Janco Partners, Inc. is located at 5251 DTC Parkway, Suite 1010, Englewood, Colorado 80111, and its principal business is investment banking.

             (9) William J. Elsner is a director of United International Holdings, Inc. and manages his own personal investments. The address of the principal office and the principal business of United International Holdings, Inc. are as set forth in paragraph (4) of this Item 2(c).

             (10) J. Timothy Brittan is the president of Colorado American Oil Company. The principal office of Colorado American Oil Company is located at 2680 South University Boulevard, #103, Denver, Colorado 80210, and its principal business is oil and gas exploration.

             (11) Bruce H. Etkin is the chairman of Etkin Equities, Inc. The principal office of Etkin Equities, Inc. is located at 1512 Larimer Street, Suite 325, Denver, Colorado 80202, and its principal business is commercial building development.

             (12) Daryl H. Owen, Lindsay D. Hooper, and James C. Gould are shareholders in Hooper, Hooper & Owen, Inc. The principal office of Hooper, Hooper &

CUSIP NO. 007422306                 SCHEDULE 13D               Page 24 of 54



Owen, Inc. is located at 801 Pennsylvania Avenue, NW, Suite 730, Washington, D.C. 20004, and its principal business is providing government relations and strategic consulting services.

             (13) The present principal occupation of Daryl H. Owen and the name, address, and principal business of his employer are as set forth in paragraph (12) of this Item 2(c).

             (14) The present principal occupation of Lindsay D. Hooper and the name, address, and principal business of his employer are as set forth in paragraph (12) of this Item 2(c).

             (15) The present principal occupation of James C. Gould and the name, address, and principal business of his employer are as set forth in paragraph (12) of this Item 2(c).

             (16) John D. Seiver is an attorney with Cole, Raywid & Braverman, LLP. The principal office of Cole, Raywid & Braverman, LLP is located at 1919 Pennsylvania Avenue, NW, Suite 200, Washington, D.C. 20006, and its principal business is providing legal services.

             (17) John P. Cole, Jr. is an attorney with Cole, Raywid & Braverman, LLP. The address of the principal office and the principal business of Cole, Raywid & Braverman, LLP are as set forth in paragraph (16) of this Item 2(c).

     (d) and (e)    The reporting persons do not know whether, during the last five years, Michael A. Nixon has (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws. With respect to the persons identified in Item 2(a), other than Michael A. Nixon, no such person has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

             (f) With the exception of William W. Becker, who is a citizen of Canada, and Jan E. Helen, who is a citizen of Norway, all of the individual persons identified in Item 2(a) are citizens of the United States of America.

CUSIP NO. 007422306              SCHEDULE 13D             Page 25 of 54



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     In a series of transactions described more fully in Item 5 of this Schedule 13D, the reporting persons have made the following investments in Issuer, Display Optics, and Display Group:

             (1) In December 1993, GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, and J. Timothy Brittan subscribed for a total of 2,991,474 shares of Issuer's Series B preferred stock at $0.117 per share ($350,000). Each such person used his or its own funds to make the investment, and the shares of preferred stock were issued on August 5, 1994. Each share of Series B preferred stock is convertible into one share of the Common Stock upon the earlier to occur of (i) the termination of a license agreement between Issuer and Display Optics, (ii) the date on which either Darrell D. Avey or Michael A. Nixon ceases to be an employee, officer, or director of Issuer, or (iii) December 29, 1996.

             (2) Also in December 1993, Display Optics was formed. At the time of its formation, Display Optics was authorized to issue five Class A limited partnership units (the "Class A Units") at $10,000 per unit, 200 Class B limited partnership units (the "Class B Units") at $10,000 per unit, and 295 Class C limited partnership units (the "Class C Units") at $10,000 per unit. Each Class A Unit was convertible into 10,000 shares of the Common Stock; each Class B Unit was convertible into 3,333 shares of the Common Stock; and each Class C Unit was convertible into 2,000 shares of the Common Stock. Pursuant to the Display Optics, Ltd. Agreement of Limited Partnership (the "Partnership Agreement"), Issuer agreed to make the following capital contributions to Display Optics: (i) 10,000 shares of the Common Stock for each Class A Unit issued by Display Optics; (ii) 3,333 shares of the Common Stock for each Class B Unit issued by Display Optics; and (iii) 2,000 shares of the Common Stock for each Class C Unit issued by Display Optics.

                    By amendment to the Partnership Agreement, effective September 1, 1995 (the "Revised First Amendment"), the numbers of authorized Class A Units, Class B Units, and Class C Units were changed to 6, 100, and 395, respectively, and the conversion rates for the Class A Units and Class B Units were changed to 8,333 shares of the Common Stock per unit and 76,045 shares of the Common Stock per unit, respectively. The conversion rate for the Class C Units was not changed by the Revised First Amendment.

                   Pursuant to the Revised First Amendment, Issuer agreed to make the following capital contributions to Display Optics: (i) 8,333 shares of the Common Stock for each Class A Unit issued by Display Optics; (ii) 76,045 shares of the Common Stock for each Class B Unit issued by Display Optics; and
(iii) 2,000 shares of the Common Stock for each Class C Unit issued by Display Optics. As of the date of this Schedule 13D, all six

CUSIP NO. 007422306               SCHEDULE 13D               Page 26 of 54



Class A Units have been issued by Display Optics, but the certificate representing 50,000 shares of the Common Stock has not been issued to Display Optics. No Class B Units or Class C Units have been issued by Display Optics as of the date of this Schedule 13D.

             (3) Between December 31, 1993, and December 16, 1996, GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, and J. Timothy Brittan (i) made aggregate capital contributions of $50,000 to Display Optics in exchange for limited partnership interests that are convertible into 50,000 shares of the Common Stock and (ii) loaned $360,847 directly to Display Optics, the outstanding principal balance of which is convertible into limited partnership interests in Display Optics, /5/ and ultimately, into 2,744,061 shares of the Common Stock. Each of these reporting persons used his or its own funds to make the investments described in the preceding sentence.

             (4) Between August 15, 1996, and December 16, 1996, Bruce H. Etkin loaned $166,024 directly to Display Optics, the outstanding principal balance of which is convertible into limited partnership interests in Display Optics, and ultimately, into 1,262,530 shares of the Common Stock. Mr. Etkin used his own funds to make this investment.

             (5) On November 4, 1996, Keith A. Hancock loaned $5,000 directly to Display Optics, the outstanding principal balance of which is convertible into limited partnership interests in Display Optics, and ultimately, into 38,023 shares of the Common Stock. Mr. Hancock used his own funds to make this investment.

             (6) Between March 14, 1995, and August 1, 1996, Display Group loaned $932,925 to Display Optics, the outstanding principal balance of which is convertible into limited partnership interests in Display Optics, and ultimately, into 7,094,428 shares of the Common Stock. Display Group obtained the funds from which it loaned the $932,925 to Display Optics from two sources:
(i) $865,527 from loans made to Display Group by GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, J. Timothy Brittan, Bruce H. Etkin, Peregrine Investments, John D. Seiver, John P. Cole, Jr., and Keith A. Hancock and (ii) $299,505 from bank financing made available by

-------------------------
        /5/ The first of these loans, accounting for $72,000 advanced between November 15, 1994, and February 6, 1995, were not convertible into limited partnership interests in Display Optics at the time the loans were made. Pursuant to the February 9, 1995 Letter Agreement (as defined in Item 6), however, the outstanding principal balance of these loans became convertible into limited partnership interests in Display Optics, and ultimately, into shares of the Common Stock.

CUSIP NO. 007422306              SCHEDULE 13D             Page 27 of 54



Colorado National Bank and personally guaranteed by GS Holdings, Mark L. Schneider, Jan E. Helen, and J. Timothy Brittan.

             (7) Between March 14, 1995, and August 1, 1996, GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, J. Timothy Brittan, Bruce H. Etkin, Peregrine Investments, John D. Seiver, John P. Cole, Jr., and Keith A. Hancock loaned a total of $865,527 to Display Group, the outstanding principal balance of which is convertible into limited partnership interests in Display Optics, and ultimately, into 6,581,900 shares of the Common Stock. Each of these reporting persons used his or its own funds to make the investments described in the preceding sentence.

             (8)    Between March 10, 1995, and May 30, 1996, GS Holdings, Mark
L. Schneider, Jan E. Helen, and J. Timothy Brittan guaranteed the third-party debt of Display Group described in paragraph (6) of this Item 3 and received in exchange the right to convert the guaranty amount into limited partnership interests in Display Optics, and ultimately, into 2,277,586 shares of the Common Stock. To date, none of these reporting persons has been required to advance or pay any funds with respect to the guaranty amount.

             (9) On September 30, 1996, GS Holdings guaranteed the $60,000 letter of credit described below and received in exchange the right to convert the guaranty amount into limited partnership interests in Display Optics, and ultimately, into 456,270 shares of the Common Stock. To date, GS Holdings has not been required to advance or pay any funds with respect to the guaranty amount.

     By order of the District Court in and for the County of Arapahoe, State of Colorado (the "Court"), dated August 27, 1996 nunc pro tunc August 2, 1996,
                                              -------------
Display Group was granted voting rights with respect to 1,623,750 shares of the Common Stock (the "Replevin Shares") pending final judgment in a replevin action brought by Display Group against American Consolidated Growth Corporation and AGTSports, Inc. (Display Group, L.L.C. v. American Consolidated Growth Corporation and AGTSports, Inc. (Civil Action No. 96-CV-1560), the "Litigation").

     On October 9, 1996, after posting a $60,000 letter of credit with the Court, the Replevin Shares were released as collateral from the registry of the Court and delivered to Display Group. The October 9, 1996 order provides that Display Group "shall be entitled to possess, use, and exercise the attendant voting rights of said stock pending final judgment on its replevin action." The October 9, 1996 order does not grant Display Group the right to dispose of the Replevin Shares.

CUSIP NO. 007422306            SCHEDULE 13D                  Page 28 of 54



     The Litigation results from a default under an 11% Specific Collateral Debenture issued on September 15, 1990, by Ultratech Knowledge Systems, Inc. and made payable to Corporate Partners, Inc. in the original principal amount of $2,175,000 (the "Debenture"). In December 1995, Display Group purchased a loan package secured in part by a pledge of the Debenture from the Resolution Trust Corporation (the "RTC") for $225,000.

     On June 10, 1996, Display Group acquired the Debenture in a public sale pursuant to a foreclosure action with respect to the RTC Loan. A portion of the collateral securing the Debenture was an interest in technology that American Consolidated Growth Corporation ("ACGC") transferred to Issuer in May 1991 in exchange for 14,000,000 shares of Issuer's common stock (following a one-for-ten reverse stock split with respect to Issuer's common stock, the transfer represents 1,400,000 shares of the Common Stock). These shares, together with approximately 200,000 shares of the Common Stock previously held by Corporate Partners, Inc., comprise the Replevin Shares that were deposited by ACGC into the registry of the Court in connection with the Litigation. A dispute exists as to whether the shares previously held by Corporate Partners, Inc. should be included among the Replevin Shares.

ITEM 4.  PURPOSE OF TRANSACTION.
-------------------------------

     The reporting persons have engaged in the transactions described herein for general investment purposes and to fund the continued development and marketing of the fiber optic and screen technologies being utilized by Display Optics.

     Display Group may acquire the Replevin Shares pursuant to the Litigation. In addition, the reporting persons intend to review continuously their equity position in Issuer. Depending upon future evaluations of the business prospects of Issuer and of Display Optics, one or more of the reporting persons may determine to increase or decrease its equity interest in Issuer by acquiring shares of the Common Stock, by loaning additional funds to Display Group or to Display Optics on terms allowing conversion of the debt into shares of the Common Stock, or by acquiring other securities directly or indirectly convertible into or exercisable or exchangeable for shares of the Common Stock. Alternatively, based on such continuous review, one or more of the reporting persons may dispose of some or all of its holdings, subject to any applicable legal and contractual restrictions.

     Certain of the reporting persons are considering a proposal whereby the current structure of tiered investment entities would be simplified by causing
(i) all debt and equity interests beneficially owned by the reporting persons to be exchanged for direct interests in Issuer that are economically equivalent to the current investments and (ii) all of the assets of Display Optics to be reconveyed to Issuer.

CUSIP NO. 007422306            SCHEDULE 13D                  Page 29 of 54



     Display Group and the holders of Issuer's Series B preferred stock are considering a proposal whereby they would exercise the voting rights associated with the Replevin Shares and the preferred shares and cause Issuer to hold a shareholder meeting for the purpose of electing one or more persons to the board of directors.

     Except as set forth in this Item 4, the reporting persons have no present plan or proposal that relates to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the reporting persons will continuously review its investment in Issuer and may propose such transactions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

     (1) Display Optics beneficially owns 12,615,211 shares (76.68%) of the Common Stock. Display Optics' beneficial ownership of these shares results from Issuer's commitment in the Partnership Agreement, as amended by the Revised First Amendment, to make the following capital contributions: (i) 8,333 shares of the Common Stock for each Class A Unit issued by Display Optics; (ii) 76,045 shares of the Common Stock for each Class B Unit issued by Display Optics; and
(iii) 2,000 shares of the Common Stock for each Class C Unit issued by Display Optics.

     As of the date of this Schedule 13D, six Class A Units have been issued by Display Optics, but the certificate representing 50,000 shares of the Common Stock has not been issued to Display Optics. Upon the issuance of all of the authorized Class B Units (100) and Class C Units (395), Issuer would be required to contribute an additional 8,394,500 shares of the Common Stock to Display Optics. At such time, Display Optics would have the sole power to vote and the sole power to dispose of 8,444,500 shares of the Common Stock. The excess, 4,170,711 shares, represents an over allotment of conversion rights via loans convertible into Class B Units. The parties intend to cure this over allotment by amending the Partnership Agreement to provide for a greater number of authorized Class B Units.

     The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Display Optics disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to it in this paragraph (1).

             Darrell D. Avey beneficially owns 296,950 shares (7.74%) of the Common Stock, and has the sole power to vote and the sole power to dispose of all of these shares.

CUSIP NO. 007422306              SCHEDULE 13D                 Page 30 of 54



             According to Issuer's most recent Form 10-KSB, dated June 30, 1995, Michael A. Nixon beneficially owns 350,000 shares (9.12%) of the Common Stock, and has the sole power to vote and the sole power to dispose of all of these shares.

             Display Group's beneficial ownership of the Common Stock is described in paragraph (2) of this Item 5.

             Keith A. Hancock's beneficial ownership of the Common Stock is described in paragraph (3) of this Item 5.

     (2) Display Group beneficially owns 14,238,961 shares (86.55%) of the Common Stock, as described below:

             (a) As described in Item 3, Display Group currently holds the sole power to vote the Replevin Shares (1,623,750 shares of the Common Stock).

             (b) Display Group's beneficial ownership with respect to 12,615,211 shares of the Common Stock arises from its status as a general partner of Display Optics. /6/ In its capacity as a general partner of Display Optics, Display Group currently holds the shared power, together with Issuer, to vote and dispose of 50,000 shares of the Common Stock beneficially owned by Display Optics, and upon the issuance of the Class B Units (including the over allotted Class B Units) and the Class C Units described in paragraph (1) of this
Item 5, would have the sole power to vote and the sole power to dispose of the remaining 12,565,211 shares of the Common Stock beneficially owned by Display Optics.

             (c) Display Group's beneficial ownership with respect to 7,094,428 shares of the Common Stock arises from a series of loans made by Display Group to Display Optics, the date and original principal amount of which are as follows:

                     Date                          Original Principal Amount
                     ----                          -------------------------
           March 14, 1995                                    $11,459
           March 15, 1995                                     60,000
           April 6, 1995                                      60,000
           May 9, 1995                                        40,000
           May 19, 1995                                       11,459
           June 14, 1995                                      10,000
           June 30, 1995                                      25,000
           July 11, 1995                                      25,000

-----------------------------
          /6/  See footnote 1.

CUSIP NO. 007422306              SCHEDULE 13D                      Page 31 of 54



       July 28, 1995                                      12,000
       August 14, 1995                                    11,459
       September 1, 1995                                  20,000
       September 13, 1995                                  4,000
       September 27, 1995                                 50,500
       October 10, 1995                                   45,000
       October 30, 1995                                   54,500
       November 29, 1995                                  39,000
       December 22, 1995                                  20,000
       January 8, 1996                                     8,000
       January 16, 1996                                   20,000
       January 24, 1996                                    7,000
       January 26, 1996                                   15,000
       January 29, 1996                                   35,000
       February 12, 1996                                  20,000
       February 28, 1996                                  32,000
       March 15, 1996                                     10,000
       March 29, 1996                                     10,000
       April 2, 1996                                       6,000
       April 5, 1996                                      46,000
       April 15, 1996                                     15,000
       May 25, 1996                                       70,000
       June 7, 1996                                       54,048
       July 1, 1996                                       30,000
       July 11, 1996                                      10,000
       July 17, 1996                                      35,500
       August 1, 1996                                     10,000
                                                         -------
       Total:                                           $932,925

             Pursuant to the terms of each such loan, Display Group may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at a rate equal to one Class B Unit per $10,000 (the "Loan Conversion Rate"). The Partnership Agreement, as amended by the Revised First Amendment, requires that Issuer contribute 76,045 shares of the Common Stock to the capital of Display Optics for each Class B Unit issued by Display Optics, and permits the holder of a Class B Unit to elect to exchange its Class B Units with Display Optics for shares of the Common Stock at a rate equal to 76,045 shares of the Common Stock for each Class B Unit (the "Class B Exchange Rate")./7/ Upon

-----------------------------
     /7/ Prior to September 1, 1995, the conversion rate for Class B Units was 3,333 shares
                                                                    (Continued)

CUSIP NO. 007422306           SCHEDULE 13D                         Page 32 of 54


conversion of its loans, and the exchange of the resultant Class
B Units, Display Group would have the sole power to vote and the sole power to dispose of 7,094,428 shares of the Common Stock, all of which are included among the shares described in paragraph 2(b) of this Item 5.

         The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Display Group disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to it in this paragraph (2).

         Keith A. Hancock's beneficial ownership of the Common Stock is described in paragraph (3) of this Item 5.

         (3) Keith A. Hancock beneficially owns 14,238,961 shares (86.55%) of the Common Stock, as described below:

                (a) Mr. Hancock's beneficial ownership with respect to 14,238,961 shares of the Common Stock arises from his position as the manager of Display Group./8/ In his capacity as the manager of Display Group, Keith A.
Hancock: (i) currently holds the sole power to vote the Replevin Shares (1,623,750 shares of the Common Stock) beneficially owned by Display Group, (ii) currently holds the shared power, together with Issuer, to vote and dispose of 50,000 shares of the Common Stock beneficially owned by Display Optics, (iii) upon the issuance of the Class B Units and Class C Units described in paragraph
(1) of this Item 5 (including the over allotted Class B Units), would have the shared power, together with Issuer, to vote and dispose of the remaining 12,565,211 shares of the Common Stock beneficially owned by Display Optics, and
(iv) upon and upon the occurrence of the conversions and exchanges described in paragraph (2) of this Item 5, would have the sole power to vote and the sole power to dispose of 7,094,428 shares of the Common Stock beneficially owned by Display Group, all of which are included among the shares described in clause
(iii) of this paragraph 3(a).

----------------------------
     /7/(...continued)
of the Common Stock per unit. See discussion in paragraph (2) of Item 3.

    /8/ Gene W. Schneider and Mark L. Schneider were managers of Display Group, together with Keith A. Hancock, from February 3, 1995, until their resignation on June 4, 1996.

CUSIP NO. 007422306           SCHEDULE 13D                         Page 33 of 54



                (b) Mr. Hancock's beneficial ownership with respect to 38,023 shares of the Common Stock arises from a loan in the original principal amount of $5,000 made by Mr. Hancock to Display Optics on November 4, 1996. Pursuant to the terms of that loan, Mr. Hancock may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Hancock may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loan, and the exchange of the resultant Class B Units, Mr. Hancock would have the sole power to vote and the sole power to dispose of 38,023 shares of the Common Stock, all of which are included among the shares described in paragraph 3(a) of this Item 5.

                (c) Mr. Hancock's beneficial ownership with respect to 38,023 shares of the Common Stock arises from a loan in the original principal amount of $5,000 made by Mr. Hancock to Display Group on August 1, 1996. Pursuant to the terms of that loan, Mr. Hancock may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Hancock may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loan, and the exchange of the resultant Class B Units, Mr. Hancock would have the sole power to vote and the sole power to dispose of 38,023 shares of the Common Stock, all of which are included among the shares described in paragraph 3(a) of this Item 5.

         The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Hancock disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (3).

         (4) GS Holdings beneficially owns 5,079,900 shares (56.97%) of the Common Stock, as described below:

                (a) GS Holdings' beneficial ownership with respect to 747,869 shares of the Common Stock arises from its purchase of 747,869 shares of Issuer's Series B Preferred stock for $87,500 in December 1993. As discussed in paragraph (1) of Item 3, each share of the Series B Preferred stock is convertible into one share of the Common Stock at any time beginning December 29, 1996. Upon conversion of the Series B Preferred stock, GS Holdings would have the sole power to vote and the sole power to dispose of 747,869 shares of the Common Stock.

CUSIP NO. 007422306              SCHEDULE 13D                      Page 34 of 54


                (b) GS Holdings' beneficial ownership with respect to 12,500 shares of the Common Stock arises from its ownership of 1.5 Class A Units, originally purchased from Display Optics in December 1993 for $12,500. The Partnership Agreement, as amended by the Revised First Amendment, permits the holder of a Class A Unit to elect, at any time, to exchange its Class A Unit for 8,333 shares of the Common Stock (the "Class A Exchange Rate"). Upon the exchange of its Class A Units, GS Holdings would have the sole power to vote and the sole power to dispose of 12,500 shares of the Common Stock.

                (c) GS Holdings' beneficial ownership with respect to 1,740,442 shares of the Common Stock arises from a series of loans made by GS Holdings to Display Optics, the date and original principal amount of which are as follows:


                    Date                              Original Principal Amount
                    ----                              -------------------------
           November 15, 1994                                $ 10,000
           December 21, 1994                                  10,000
           February 21, 1995                                  10,000
           August 15, 1996                                    19,109
           September 15, 1996                                 29,166
           November 4, 1996                                   14,310
           November 4, 1996                                   26,325
           November 14, 1996                                  16,500
           November 25, 1996                                  33,460
           December 16, 1996                                  60,000
                                                             -------
           Total:                                           $228,870

                Pursuant to the terms of each such loan, GS Holdings may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, GS Holdings may, at any time following such conversion, elect to exchange its Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of its loans, and the exchange of the resultant Class B Units, GS Holdings would have the sole power to vote and the sole power to dispose of 1,740,442 shares of the Common Stock.

                (d) GS Holdings' beneficial ownership with respect to 998,167 shares of the Common Stock arises from a series of loans made by GS Holdings to Display Group, the date and original principal amount of which are as follows:


                    Date                              Original Principal Amount
                    ----                              -------------------------
           December 15, 1995                                $ 61,260
           May 22, 1996                                       70,000
                                                             -------
           Total:                                           $131,260

CUSIP NO. 007422306             SCHEDULE 13D                       Page 35 of 54



                      Pursuant to the terms of each such loan, GS Holdings may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, GS Holdings may, at any time following such conversion, elect to exchange its Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of its loans, and the exchange of the resultant Class B Units, GS Holdings would have the sole power to vote and the sole power to dispose of 998,167 shares of the Common Stock.

                (e) GS Holdings' beneficial ownership with respect to 1,124,652 shares of the Common Stock arises from a series transactions in which GS Holdings guaranteed the third-party debt of Display Group described in paragraph (2) of Item 3. The date and amount of each guaranty are as follows:


                   Date                               Guaranty Amount
                   ----                               ---------------
         March 10, 1995                                  $ 68,750
         May 30, 1996                                      79,143
                                                          -------
         Total:                                          $147,893

                      In exchange for each guaranty, GS Holdings received the right to convert the amount of the guaranty into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, GS Holdings may, at any time following such conversion, elect to exchange its Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of the guaranty amount, and the exchange of the resultant Class B Units, GS Holdings would have the sole power to vote and the sole power to dispose of 1,124,652 shares of the Common Stock.

                (f) GS Holdings' beneficial ownership with respect to 456,270 shares of the Common Stock arises from its guaranty, on September 30, 1996, of the $60,000 letter of credit discussed in Item 3. In exchange for the guaranty, GS Holdings received the right to convert the amount of the guaranty into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, GS Holdings may, at any time following such conversion, elect to exchange its

CUSIP NO. 007422306             SCHEDULE 13D                       Page 36 of 54


Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of the guaranty amount, and the exchange of the resultant Class B Units, GS Holdings would have the sole power to vote and the sole power to dispose of 456,270 shares of the Common Stock.

          The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). GS Holdings disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to it in this paragraph (4).

          Gene W. Schneider's beneficial ownership of the Common Stock is described in paragraph (5) of this Item 5.

          (5) Gene W. Schneider beneficially owns 5,079,900 shares (56.97%) of the Common Stock. All of Mr. Schneider's beneficial ownership with respect to the Common Stock arises from his position as general partner of GS Holdings. In his capacity as the general partner of GS Holdings, Mr. Schneider would, upon the occurrence of the conversions and exchanges described in paragraph (4) of this Item 5, have the sole power to vote and the sole power to dispose of the 5,079,900 shares of the Common Stock beneficially owned by GS Holdings.

          The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Schneider disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (5).

          (6) William W. Becker beneficially owns 1,873,288 shares (32.81%) of the Common Stock, as described below:

                (a) Mr. Becker's beneficial ownership with respect to 747,869 shares of the Common Stock arises from his purchase of 747,869 shares of Issuer's Series B Preferred stock for $87,500 in December 1993. As discussed in paragraph (1) of Item 3, each share of the Series B Preferred stock is convertible into one share of the Common Stock at any time beginning December 29, 1996. Upon conversion of the Series B Preferred stock, Mr. Becker would have the sole power to vote and the sole power to dispose of 747,869 shares of the Common Stock.

                (b) Mr. Becker's beneficial ownership with respect to 12,500 shares of the Common Stock arises from his ownership of 1.5 Class A Units, originally purchased from Display Optics in December 1993 for $12,500. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Becker may, at any time,

CUSIP NO. 007422306             SCHEDULE 13D                       Page 37 of 54


elect to exchange his Class A Units at the Class A Exchange Rate. Upon the exchange of his Class A Units, Mr. Becker would have the sole power to vote and the sole power to dispose of 12,500 shares of the Common Stock.

                (c) Mr. Becker's beneficial ownership with respect to 152,090 shares of the Common Stock arises from a loan in the original principal amount of $20,000 made by Mr. Becker to Display Optics on January 25, 1995. Pursuant to the terms of the loan, Mr. Becker may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Becker may, at any time following such conversion, elect to exchange his Class B Units at the Class B Exchange Rate. Upon conversion of his loan, and the exchange of the resultant Class B Units, Mr. Becker would have the sole power to vote and the sole power to dispose of 152,090 shares of the Common Stock.

                (d) Mr. Becker's beneficial ownership with respect to 960,829 shares of the Common Stock arises from a series of loans made by Mr. Becker to Display Group, the date and original principal amount of which are as follows:



                     Date                          Original Principal Amount
                     ----                          -------------------------
           June 30, 1995                                     $ 68,750
           December 18, 1995                                   57,600
                                                             --------
           Total:                                            $126,350

                      Pursuant to the terms of each such loan, Mr. Becker may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Becker may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loans and the exchange of the resultant Class B Units, Mr. Becker would have the sole power to vote and the sole power to dispose of 960,829 shares of the Common Stock.

          The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Becker disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (6).

          (7) Mark L. Schneider beneficially owns 2,157,804 shares (36.00%) of the Common Stock, as described below:

CUSIP NO. 007422306             SCHEDULE 13D                       Page 38 of 54


                (a) Mr. Schneider's beneficial ownership with respect to 373,934 shares of the Common Stock arises from his purchase of 373,934 shares of Issuer's Series B Preferred stock for $43,750 in December 1993. As discussed in paragraph (1) of Item 3, each share of the Series B Preferred stock is convertible into one share of the Common Stock at any time beginning December 29, 1996. Upon conversion of the Series B Preferred stock, Mr. Schneider would have the sole power to vote and the sole power to dispose of 373,934 shares of the Common Stock.

                (b) Mr. Schneider's beneficial ownership with respect to 6,250 shares of the Common Stock arises from his ownership of 0.75 Class A Units, originally purchased from Display Optics in December 1993 for $6,250. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Schneider may, at any time, elect to exchange his Class A Units at the Class A Exchange Rate. Upon the exchange of his Class A Units, Mr. Schneider would have the sole power to vote and the sole power to dispose of 6,250 shares of the Common Stock.

                (c) Mr. Schneider's beneficial ownership with respect to 653,812 shares of the Common Stock arises from a series of loans made by Mr. Schneider to Display Optics, the date and original principal amount of which are as follows:


                   Date                          Original Principal Amount
                   ----                          -------------------------
          November 28, 1994                               $5,000
          December 29, 1994                                5,000
          August 15, 1996                                 11,707
          October 2, 1996                                 29,000
          November 12, 1996                                6,840
          November 12, 1996                               12,540
          November 25, 1996                               15,890
                                                         -------
          Total:                                         $85,977


                      Pursuant to the terms of each such loan, Mr. Schneider may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Schneider may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loans and the exchange of the resultant Class B Units, Mr. Schneider would have the sole power to vote and the sole power to dispose of 653,812 shares of the Common Stock.

CUSIP NO. 007422306             SCHEDULE 13D                      Page 39 of 54


                (d) Mr. Schneider's beneficial ownership with respect to 493,684 shares of the Common Stock arises from a series of loans made by Mr. Schneider to Display Group, the date and original principal amount of which are as follows:


                   Date                          Original Principal Amount
                   ----                          -------------------------
         September 1, 1995                                 $20,000
         December 13, 1995                                  34,920
         March 25, 1996                                     10,000
                                                           -------
         Total:                                            $64,920

                      Pursuant to the terms of each such loan, Mr. Schneider may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Schneider may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loans and the exchange of the resultant Class B Units, Mr. Schneider would have the sole power to vote and the sole power to dispose of 493,684 shares of the Common Stock.

                (e) Mr. Schneider's beneficial ownership with respect to 630,124 shares of the Common Stock arises from a series of transactions in which Mr. Schneider guaranteed the third-party debt of Display Group described in paragraph (2) of Item 3. The date and amount of each guaranty are as follows:


                   Date                       Guaranty Amount
                   ----                       ---------------
         March 10, 1995                           $34,375
         May 30, 1996                              48,487
                                                  -------
         Total:                                   $82,862

                      In exchange for each guaranty, Mr. Schneider received the right to convert the amount of the guaranty into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Schneider may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of the guaranty amount, and the exchange of the resultant Class B Units, Mr. Schneider would have the sole power to vote and the sole power to dispose of 630,124 shares of the Common Stock.

CUSIP NO. 007422306               SCHEDULE 13D                Page 40 of 54



          The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Schneider disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (7).

          (8) Jan E. Helen beneficially owns 936,643 shares (19.62%) of the Common Stock, as described below:

                (a) Mr. Helen's beneficial ownership with respect to 373,934 shares of the Common Stock arises from his purchase of 373,934 shares of Issuer's Series B Preferred stock for $43,750 in December 1993. As discussed in paragraph (1) of Item 3, each share of the Series B Preferred stock is convertible into one share of the Common Stock at any time beginning December 29, 1996. Upon conversion of the Series B Preferred stock, Mr. Helen would have the sole power to vote and the sole power to dispose of 373,934 shares of the Common Stock.

                (b) Mr. Helen's beneficial ownership with respect to 6,250 shares of the Common Stock arises from his ownership of 0.75 Class A Units, originally purchased from Display Optics in December 1993 for $6,250. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Helen may, at any time, elect to exchange his Class A Units at the Class A Exchange Rate. Upon the exchange of his Class A Units, Mr. Helen would have the sole power to vote and the sole power to dispose of 6,250 shares of the Common Stock.

                (c) Mr. Helen's beneficial ownership with respect to 76,045 shares of the Common Stock arises from a series of loans made by Mr. Helen to Display Optics, the date and original principal amount of which are as follows:


                   Date                        Original Principal Amount
                   ----                        -------------------------
         December 8, 1994                               $5,000
         February 6, 1995                                5,000
                                                        ------
         Total:                                         $10,000


                      Pursuant to the terms of each such loan, Mr. Helen may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Helen may, at any time following such conversion, elect to exchange his Class B Units at the Class B Exchange Rate. Upon conversion of his loans, and the exchange of the resultant Class B Units, Mr. Helen would have the sole power to vote and the sole power to dispose of 76,045 shares of the Common Stock.

CUSIP NO. 007422306             SCHEDULE 13D                       Page 41 of 54



             (d) Mr. Helen's beneficial ownership with respect to 219,010 shares of the Common Stock arises from a loan in the original principal amount of $28,800 made by Mr. Helen to Display Group on January 16, 1996. Pursuant to the terms of the loan, Mr. Helen may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Helen may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loan, and the exchange of the resultant Class B Units, Mr. Helen would have the sole power to vote and the sole power to dispose of 219,010 shares of the Common Stock.

             (e) Mr. Helen's beneficial ownership with respect to 261,405 shares of the Common Stock arises from a transaction on March 10, 1995, in which Mr. Helen guaranteed $34,375 of the third-party debt of Display Group described in paragraph (2) of Item 3. In exchange for the guaranty, Mr. Helen received the right to convert the guaranty amount into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Helen may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of the guaranty amount, and the exchange of the resultant Class B Units, Mr. Helen would have the sole power to vote and the sole power to dispose of 261,405 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Helen disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (8).

       (9) William J. Elsner beneficially owns 936,658 shares (19.62%) of the Common Stock, as described below:

             (a) Mr. Elsner's beneficial ownership with respect to 373,934 shares of the Common Stock arises from his purchase of 373,934 shares of Issuer's Series B Preferred stock for $43,750 in December 1993. As discussed in paragraph (1) of Item 3, each share of the Series B Preferred stock is convertible into one share of the Common Stock at any time beginning December 29, 1996. Upon conversion of the Series B Preferred stock, Mr. Elsner would have the sole power to vote and the sole power to dispose of 373,934 shares of the Common Stock.

             (b) Mr. Elsner's beneficial ownership with respect to 6,250 shares of the Common Stock arises from his ownership of 0.75 Class A Units, originally purchased from

CUSIP NO. 007422306             SCHEDULE 13D                       Page 42 of 54



Display Optics in December 1993 for $6,250. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Elsner may, at any time, elect to exchange his Class A Units at the Class A Exchange Rate. Upon the exchange of his Class A Units, Mr. Elsner would have the sole power to vote and the sole power to dispose of 6,250 shares of the Common Stock.

             (c) Mr. Elsner's beneficial ownership with respect to 76,045 shares of the Common Stock arises from a series of loans made by Mr. Elsner to Display Optics, the date and original principal amount of which are as follows:

                    Date                    Original Principal Amount
                    ----                    -------------------------
         November 21, 1994                             $5,000
         December 27, 1994                              5,000
                                                       ------
         Total:                                       $10,000



                    Pursuant to the terms of each such loan, Mr. Elsner may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Elsner may, at any time following such conversion, elect to exchange his Class B Units at the Class B Exchange Rate. Upon conversion of his loans, and the exchange of the resultant Class B Units, Mr. Elsner would have the sole power to vote and the sole power to dispose of 76,045 shares of the Common Stock.

             (d) Mr. Elsner's beneficial ownership with respect to 480,429 shares of the Common Stock arises from a series of loans made by Mr. Elsner to Display Group, the date and original principal amount of which are as follows:

                   Date                    Original Principal Amount
                   ----                    -------------------------
         March 14, 1995                              $11,459
         May 19, 1995                                 11,459
         August 14, 1995                              11,459
         December 22, 1995                            28,800
                                                      ------
         Total:                                      $63,177


                    Pursuant to the terms of each such loan, Mr. Elsner may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Elsner may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the

CUSIP NO. 007422306             SCHEDULE 13D                       Page 43 of 54



Class B Exchange Rate. Upon conversion of his loans and the exchange of the resultant Class B Units, Mr. Elsner would have the sole power to vote and the sole power to dispose of 480,429 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Elsner disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (9).

       (10) J. Timothy Brittan beneficially owns 851,216 shares (18.82%) of the Common Stock, as described below:

             (a) Mr. Brittan has a beneficial interest in 164,000 shares of the Common Stock that he owns directly, and thus, has the sole power to vote and the sole power to dispose of these shares.

             (b) Mr. Brittan's beneficial ownership with respect to 373,934 shares of the Common Stock arises from his purchase of 373,934 shares of Issuer's Series B Preferred stock for $43,750 in December 1993. As discussed in paragraph (1) of Item 3, each share of the Series B Preferred stock is convertible into one share of the Common Stock at any time beginning December 29, 1996. Upon conversion of the Series B Preferred stock, Mr. Brittan would have the sole power to vote and the sole power to dispose of 373,934 shares of the Common Stock.

             (c) Mr. Brittan's beneficial ownership with respect to 6,250 shares of the Common Stock arises from his ownership of 0.75 Class A Units, originally purchased from Display Optics in December 1993 for $6,250. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Brittan may, at any time, elect to exchange his Class A Units at the Class A Exchange Rate. Upon the exchange of his Class A Units, Mr. Brittan would have the sole power to vote and the sole power to dispose of 6,250 shares of the Common Stock.

             (d) Mr. Brittan's beneficial ownership with respect to 45,627 shares of the Common Stock arises from a series of loans made by Mr. Brittan to Display Optics, the date and original principal amount of which are as follows:

                     Date                  Original Principal Amount
                     ----                  -------------------------
         February 1, 1995                            $2,000
         August 21, 1995                              4,000
                                                      -----
         Total:                                      $6,000

CUSIP NO. 007422306             SCHEDULE 13D                       Page 44 of 54



                    Pursuant to the terms of each such loan, Mr. Brittan may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Brittan may, at any time following such conversion, elect to exchange his Class B Units at the Class B Exchange Rate. Upon conversion of his loans, and the exchange of the resultant Class B Units, Mr. Brittan would have the sole power to vote and the sole power to dispose of 45,627 shares of the Common Stock.

             (e) Mr. Brittan's beneficial ownership with respect to 261,405 shares of the Common Stock arises from a transaction on March 10, 1995, in which Mr. Brittan guaranteed $34,375 of the third-party debt of Display Group described in paragraph (2) of Item 3. In exchange for the guaranty, Mr. Brittan received the right to convert the amount of the guaranty into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Brittan may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of the guaranty amount, and the exchange of the resultant Class B Units, Mr. Brittan would have the sole power to vote and the sole power to dispose of 261,405 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Brittan disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (10).

       (11) Bruce H. Etkin beneficially owns 3,247,457 shares (45.84%) of the Common Stock, as described below:

             (a) Mr. Etkin's beneficial ownership with respect to 1,262,530 shares of the Common Stock arises from a series of loans made by Mr. Etkin to Display Optics, the date and original principal amount of which are as follows:

                    Date                     Original Principal Amount
                    ----                     -------------------------
         August 15, 1996                               $19,183
         September 15, 1996                             29,166
         October 21, 1996                               10,000
         October 24, 1996                                8,850
         November 4, 1996                               16,225
         December 3, 1996                               20,650
         December 16, 1996                              61,950
                                                       -------
         Total:                                       $166,024

CUSIP NO. 007422306             SCHEDULE 13D                       Page 45 of 54



                    Pursuant to the terms of each such loan, Mr. Etkin may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Etkin may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loans and the exchange of the resultant Class B Units, Mr. Etkin would have the sole power to vote and the sole power to dispose of 1,262,530 shares of the Common Stock.

             (b) Mr. Etkin's beneficial ownership with respect to 1,984,927 shares of the Common Stock arises from a series of loans made by Mr. Etkin to Display Group, the date and original principal amount of which are as follows:

                     Date                  Original Principal Amount
                     ----                  -------------------------
         September 27, 1995                          $200,000
         December 11, 1995                             61,020
                                                      -------
         Total:                                      $261,020



                    Pursuant to the terms of each such loan, Mr. Etkin may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Etkin may, at any time following such conversion, elect to exchange his Class B Units with Display Optics for shares of the Common Stock at the Class B Exchange Rate. Upon conversion of his loans and the exchange of the resultant Class B Units, Mr. Etkin would have the sole power to vote and the sole power to dispose of 1,984,927 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Etkin disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (11).

       (12) Peregrine Investments beneficially owns 760,450 shares (16.54%) of the Common Stock. Peregrine Investments' beneficial ownership with respect to all of these shares arises from a loan in the original principal amount of $100,000 made by Peregrine Investments to Display Group on January 26, 1996. Pursuant to the terms of the loan, Peregrine Investments may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Peregrine Investments may, at any time following such conversion, elect to exchange its Class B Units

CUSIP NO. 007422306             SCHEDULE 13D                       Page 46 of 54



at the Class B Exchange Rate. Upon conversion of its loan and the exchange of the resultant Class B Units, Peregrine Investments would have the sole power to vote and the sole power to dispose of 760,450 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Peregrine Investments disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to it in this paragraph (12).

             Daryl H. Owen's beneficial ownership of the Common Stock is described in paragraph (13) of this Item 5.

             Lindsay D. Hooper's beneficial ownership of the Common Stock is described in paragraph (14) of this Item 5.

             James C. Gould's beneficial ownership of the Common Stock is described in paragraph (15) of this Item 5.

       (13) Daryl H. Owen beneficially owns 760,450 shares (16.54%) of the Common Stock. All of Mr. Owen's beneficial ownership with resect to the Common Stock arises from his position as general partner of Peregrine Investments. In his capacity as a general partner of Peregrine Investments, Mr. Owen would, upon the occurrence of the conversion and exchange described in paragraph (12) of this Item 5, hold the shared power, with Lindsay D. Hooper and James C. Gould, to vote and to dispose of the 760,450 shares of the Common Stock beneficially owned by Peregrine Investments.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Owen disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (13).

       (14) Lindsay D. Hooper beneficially owns 760,450 shares (16.54%) of the Common Stock. All of Mr. Hooper's beneficial ownership with resect to the Common Stock arises from his position as general partner of Peregrine Investments. In his capacity as a general partner of Peregrine Investments, Mr. Hooper would, upon the occurrence of the conversion and exchange described in paragraph (12) of this Item 5, hold the shared power, with Daryl H. Owen and James C. Gould, to vote and to dispose of the 760,450 shares of the Common Stock beneficially owned by Peregrine Investments.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Hooper disclaims beneficial

CUSIP NO. 007422306             SCHEDULE 13D                       Page 47 of 54



ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (14).

       (15) James C. Gould beneficially owns 760,450 shares (16.54%) of the Common Stock. All of Mr. Gould's beneficial ownership with resect to the Common Stock arises from his position as general partner of Peregrine Investments. In his capacity as a general partner of Peregrine Investments, Mr. Gould would, upon the occurrence of the conversion and exchange described in paragraph (12) of this Item 5, hold the shared power, with Daryl H. Owen and Lindsay D. Hooper, to vote and to dispose of the 760,450 shares of the Common Stock beneficially owned by Peregrine Investments.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Gould disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (15).

       (16) John D. Seiver beneficially owns 76,045 shares (1.94%) of the Common Stock. Mr. Seiver's beneficial ownership with respect to all of these shares arises from a loan in the original principal amount of $10,000 made by Mr. Seiver to Display Group on March 15, 1996. Pursuant to the terms of the loan, Mr. Seiver may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Seiver may, at any time following such conversion, elect to exchange his Class B Units at the Class B Exchange Rate. Upon conversion of his loan, and the exchange of the resultant Class B Units, Mr. Seiver would have the sole power to vote and the sole power to dispose of 76,045 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Seiver disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (16).

       (17) John P. Cole, Jr. beneficially owns 570,338 shares (12.94%) of the Common Stock. Mr. Cole's beneficial ownership with respect to all of these shares arises from a loan in the original principal amount of $75,000 made by Mr. Cole to Display Group on April 1, 1996. Pursuant to the terms of the loan, Mr. Cole may, at any time, elect to convert the outstanding principal balance of the loan into Class B Units at the Loan Conversion Rate. Pursuant to the terms of the Partnership Agreement, as amended by the Revised First Amendment, Mr. Cole may, at any time following such conversion, elect to exchange his Class B Units at the Class B Exchange Rate. Upon conversion of his loan, and the exchange

CUSIP NO. 007422306             SCHEDULE 13D                       Page 48 of 54



of the resultant Class B Units, Mr. Cole would have the sole power to vote and the sole power to dispose of 570,338 shares of the Common Stock.

       The total number of shares of the Common Stock beneficially owned by all reporting persons is 18,979,593 shares (90.26%). Mr. Cole disclaims beneficial ownership of all such shares except for the shares of Common Stock attributed to him in this paragraph (17).

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

       In December 1993, Issuer and six of the reporting persons (GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, and J. Timothy Brittan) formed Display Optics to develop the fiber optic and screen technologies then being developed by Issuer. Issuer assigned its patent rights, technology, and rights under a license agreement to Display Optics as an initial capital contribution in exchange for an interest as a general partner of the partnership. The six reporting persons contributed a total of $50,000 to Display Optics in exchange for six Class A Units.

       Pursuant to the Partnership Agreement, as amended by the Revised First Amendment, the limited partners of Display Optics are entitled to receive 99 percent of all distributions from the partnership until each of the limited partners has received $15,000 per unit, and thereafter, the limited partners are entitled to receive 1 percent of all distributions from the partnership. In addition, the Partnership Agreement, as amended by the Revised First Amendment, provides that Display Optics is authorized to issue six Class A Units, 100 Class B Units, and 395 Class C Units and that the limited partners of Display Optics shall have the right to convert their fully paid limited partnership units into shares of the Common Stock on the following basis: (i) Class A Unit holders, 8,333 shares of the Common Stock per unit; (ii) Class B Unit holders, 76,045 shares of the Common Stock per unit; and (iii) Class C Unit holders, 2,000 shares of the Common Stock per unit. /9/ Issuer is obligated to contribute to Display Optics sufficient shares of the Common Stock to satisfy the conversion rights at each close of an offering of Class A Units, Class B Units, or Class C Units, based on the total number of such units subscribed at each offering, multiplied by the Common Stock conversion ratio set forth in the preceding sentence.


----------------------------
        /9/ See paragraph 2 of Item 3 for a discussion of the numbers of limited partnership units authorized and the relative conversion rates per unit prior to the effectiveness of the Revised First Amendment.

CUSIP NO. 007422306             SCHEDULE 13D                       Page 49 of 54



       On August 5, 1994, Issuer issued 2,991,474 shares of its Series B preferred stock to GS Holdings (747,869 shares), William W. Becker (747,869 shares), Mark L. Schneider (373,934 shares), Jan E. Helen (373,934 shares), William J. Elsner (373,934 shares), and J. Timothy Brittan (373,934 shares) for $0.117 per share. Each share of Series B preferred stock is entitled to one-fifth of one vote on matters on which the holders of shares of the Common Stock are entitled to vote and one vote on matters on which only holders of the Series B preferred stock are entitled to vote. Holders of the Series B preferred shares are entitled to a liquidation preference equal to $0.117 per share. Each share of Series B preferred stock can be converted into one share of the Common Stock upon the earlier to occur of (i) the termination of a license agreement between Issuer and Display Optics, (ii) the date on which either Darrell D. Avey or Michael A. Nixon ceases to be an employee, officer, or director of Issuer, or
(iii) December 29, 1996.

       In February 1995, Display Optics agreed to borrow $275,000 from Display Group and entered into an agreement, dated February 9, 1995 (the "February 9, 1995 Letter Agreement"). Pursuant to the February 9, 1995 Letter Agreement, (i) Issuer agreed that it would not engage in certain fundamental actions, including, without limitation, the amendment of Issuer's articles of incorporation or bylaws, any merger, acquisition, or other significant transaction, the issuance of equity or debt securities, and the approval of operating or capital budgets, without the consent of GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, and J. Timothy Brittan, (ii) Issuer agreed to the admittance of Display Group as the managing general partner of Display Optics, to the formation of a four-member management committee (three members of which would be appointed by Display Group and one member of which would be appointed by Issuer) to manage the business activities of Display Optics, and to other amendments to the Partnership Agreement, (iii) Display Optics agreed to enter into a management agreement with Display Group, pursuant to which Display Group would provide management and administrative services to Display Optics, (iv) Display Optics agreed that promissory notes it had previously issued to one or more of GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, and J. Timothy Brittan, representing $80,000 of loans made directly to Display Optics would be amended to permit the note holders, at their option, to convert the promissory notes into Class B Units at a rate equal to one Class B Unit per $10,000, and (v) Michael A. Nixon, a 60 percent shareholder of Visual Optics, Inc., agreed to several amendments to a non-exclusive license agreement, dated April 23, 1993 (the "License Agreement"), between Issuer and Visual Optics, Inc. (subsequently contributed by Issuer to Display Optics),

CUSIP NO. 007422306             SCHEDULE 13D                       Page 50 of 54



including an amendment converting the non-exclusive license into an exclusive, perpetual, and world-wide license./10/

       The $275,000 loan from Display Group to Display Optics is evidenced by a promissory note (the "Display Group Note") that is payable on or before December 31, 1998, upon the demand of Display Group, and bears interest at a rate equal to 3 percentage points above the prime rate charged by Citibank, N.A. The Display Group Note is convertible at any time by Display Group into Class B Units at a rate equal to one Class B Unit per $10,000 of principal outstanding./11/

       As described in Item 5 of this Schedule 13D, Display Group has made additional loans totaling $657,925 to Display Optics on terms similar to those of the Display Group Note, including the conversion right.

       As described in Item 5 of this Schedule 13D, the following reporting persons have loaned a total of $531,871 to Display Optics on terms similar to those of the Display Group Note, including the conversion right: GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, J. Timothy Brittan, Bruce H. Etkin, and Keith A. Hancock.

       As described in Item 5 of this Schedule 13D: (i) GS Holdings, William W. Becker, Mark L. Schneider, Jan E. Helen, William J. Elsner, J. Timothy Brittan, Bruce H. Etkin, Peregrine Investments, John D. Seiver, John P. Cole, Jr., and Keith A. Hancock have made loans to Display Group totaling $865,527, (ii) GS Holdings, Mark L. Schneider, Jan E. Helen, and J. Timothy Brittan have guaranteed third-party indebtedness of Display Group totaling $299,505, and
(iii) GS Holdings has guaranteed a $60,000 letter of credit issued to Display Group, all on terms similar to those of the Display Group Note, including the conversion right. For purposes of the conversion right, the third-party indebtedness and letter of credit guaranteed by GS Holdings, Mark L. Schneider, Jan E. Helen, and J. Timothy Brittan and GS Holdings, respectively (collectively, the "Guarantors") are treated as if the funds were loaned by a third-party to the Guarantors in proportion to the


---------------------
         /10/ Issuer, Display Optics, and Display Group are currently involved in litigation with Visual Optics, Inc., Michael A. Nixon, and Jeffory D. Blackard regarding the exclusive nature of the License Agreement.

         /11/ The Display Group Note contains a drafting error that would also permit the holder to convert accrued but unpaid interest into Class B Units at the same rate of $10,000 per unit. The parties intend to correct the Display Group Note to reflect that only outstanding principal is convertible into Class B Units.

CUSIP NO. 007422306             SCHEDULE 13D                       Page 51 of 54



relative guaranty amounts, then loaned in the same proportions by the Guarantors to Display Group with a conversion right similar to that of the Display Group Note.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     7.1 Order Setting Undertakings, dated October 7, 1996, issued by the District Court in and for the County of Arapahoe, State of Colorado, in Display Group, L.L.C. v. American Consolidated Growth Corporation and AGTSports, Inc. (Civil Action No. 96-CV-1560) (filed herewith).

     7.2 Order Releasing Collateral, dated October 9, 1996, issued by the District Court in and for the County of Arapahoe, State of Colorado, in Display Group, L.L.C. v. American Consolidated Growth Corporation and AGTSports, Inc. (Civil Action No. 96-CV-1560) (filed herewith).

     7.3 Display Optics, Ltd. Agreement of Limited Partnership, effective December 31, 1993 (incorporated by reference, Issuer's Annual Report Form 10-KSB for the fiscal year ended June 30, 1994).

     7.4 Revised First Amendment to the Agreement of Limited Partnership of Display Optics, Ltd., effective September 1, 1995 (filed herewith).

     7.5 Corrected Articles of Amendment to Issuer's Articles of Incorporation, dated August 5, 1994 (incorporated by reference, Issuer's Annual Report Form 10-KSB for the fiscal year ended June 30, 1995).

     7.6 Letter Agreement, dated February 9, 1995, among Issuer, Display Optics, Display Group, Darrell D. Avey, Michael A. Nixon, and J. Timothy Brittan (incorporated by reference, Issuer's Annual Report Form 10-KSB for the fiscal year ended June 30, 1995).

     7.7 Promissory Note, dated March 14, 1995, between Display Optics as maker and Display Group as payee (incorporated by reference, Issuer's Annual Report Form 10-KSB for the fiscal year ended June 30, 1995).

     7.8 Security Agreement, dated March 14, 1995, between Display Optics as debtor and Display Group as secured party (incorporated by reference, Issuer's Annual Report Form 10-KSB for the fiscal year ended June 30, 1995).

    24.1 Power of Attorney of G. Schneider Holdings Co. granting Keith A. Hancock the power to execute this Schedule 13D on its behalf.

    24.2 Power of Attorney of Gene W. Schneider granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.3 Power of Attorney of William W. Becker granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.4 Power of Attorney of Mark L. Schneider granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.5 Power of Attorney of Jan E. Helen granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.6 Power of Attorney of William J. Elsner granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.7 Power of Attorney of J. Timothy Brittan granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.8 Power of Attorney of Bruce H. Etkin granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.9 Power of Attorney of Peregrine Investments granting Keith A. Hancock the power to execute this Schedule 13D on its behalf.

    24.10 Power of Attorney of Daryl H. Owen granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.11 Power of Attorney of Lindsay D. Hooper granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.12 Power of Attorney of James C. Gould granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.13 Power of Attorney of John D. Seiver granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

    24.14 Power of Attorney of John P. Cole, Jr. granting Keith A. Hancock the power to execute this Schedule 13D on his behalf.

CUSIP NO. 007422306             SCHEDULE 13D                       Page 52 of 54



SIGNATURES
----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

       Dated:  December 19, 1996.

                                       DISPLAY OPTICS, LTD., a Colorado limited
                                        partnership

                                       By: ADVANCE DISPLAY TECHNOLOGIES,
                                            INC., a Colorado corporation, its
                                            general partner

                                            By: /s/ Darrell D. Avey
                                                ----------------------------
                                                Darrell D. Avey, its chairman
                                                and vice president

                                       By: DISPLAY GROUP LLC, a Colorado limited
                                            liability company, its managing
                                            general partner

                                            By: /s/ Keith Hancock
                                                ----------------------------
                                                Keith Hancock, its manager

                                       DISPLAY GROUP LLC, a Colorado limited
                                        liability company

                                          By: /s/ Keith Hancock
                                             -------------------------------
                                              Keith Hancock, its manager

                                       /s/ Keith A. Hancock
                                       ------------------------------
                                       Keith A. Hancock

                                       G. SCHNEIDER HOLDINGS CO., a Colorado
                                        limited partnership

                                          By: ***
                                              -------------------------------
                                              Gene W. Schneider, its general
                                              partner

CUSIP NO. 007422306             SCHEDULE 13D                       Page 53 of 54



                                        ***
                                        -----------------------------------
                                        Gene W. Schneider

                                        ***
                                        -----------------------------------
                                        William W. Becker

                                        ***
                                        -----------------------------------
                                        Mark L. Schneider

                                        ***
                                        -----------------------------------
                                        Jan E. Helen

                                        ***
                                        -----------------------------------
                                        William J. Elsner

                                        ***
                                        -----------------------------------
                                        J. Timothy Brittan

                                        ***
                                        -----------------------------------
                                        Bruce H. Etkin

                                        PEREGRINE  INVESTMENTS, a Virginia
                                         general partnership

                                         By: ***
                                            --------------------------------
                                            Daryl H. Owen, general partner

                                        ***
                                        -----------------------------------
                                        Daryl H. Owen

                                        ***
                                        -----------------------------------
                                        Lindsay D. Hooper

                                        ***
                                        -----------------------------------
                                        James C. Gould

                                        ***
                                        -----------------------------------
                                        John D. Seiver

                                        ***
                                        -----------------------------------
                                        John P. Cole, Jr.

CUSIP NO. 007422306             SCHEDULE 13D                       Page 54 of 54



                                *** By: /s/ Keith A. Hancock
                                        ---------------------------------
                                        Keith A. Hancock, attorney-in-fact